[DPW Letterhead]

October 3, 2006

Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street, N.E.,
Judiciary Plaza
Washington, D.C. 20549

Dear Mr. Spirgel,

     Telekom Austria AG (the “Telekom Austria”) has received the comment letter dated September 6, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Telekom Austria, File No. 001-15156. With this letter we are submitting to the Staff on behalf of Telekom Austria their responses prepared by Telekom Austria.

     To facilitate the Staff’s review, we have reproduced the applicable captions and numbered comments from the Staff’s comment letter in bold face text. Telekom Austira’s response follows each comment.

Larry Spirgel	2	October 3, 2006

Notes (1) The Company and Significant Accounting Policies

Earnings per share, page F-12

It appears from your disclosure in the third paragraph under this heading on Page F-12 that you believe your purchase of the American call option resulted in the employee stock options not having a dilutive effect in your EPS calculations. Please tell us if this is your conclusion and if so, please explain to us your basis for it under GAAP.

Response:

Telekom Austria confirms to the Staff that the American call options were not included in our calculation of Diluted EPS. Telekom Austria excluded Share Option 2000 Plan employee share options from our calculation of Dilutive EPS because Telekom Austria was only permitted to settle such options upon their exercise with previously issued and outstanding shares.

In 2000, when the Telekom Austria IPO took place, Austrian corporate law and Telekom Austria’s by-laws prohibited Telekom Austria from holding or issuing its own shares for purposes of distributing them to its employees. Nevertheless Telekom Austria wanted its key management personnel to participate in expected share price increases and provide a competitive remuneration package at that time. The shareholders' meeting therefore approved a stock award plan.

Under this stock award plan, Telekom Austria granted a total of 4,686,881 options, each of which entitled eligible grantees, at their discretion, to receive either cash equal to the difference between the average quoted price of the stock during the five trading days preceding the exercise and EUR 9, or to purchase one share at an exercise price of EUR 9.

Being prohibited by law and Telekom Austria’s by-laws, Telekom Austria neither had any treasury shares nor an approval for or the intention to issue new shares. Therefore shares to be delivered to eligible grantees of the stock awards plan necessarily would have been shares already issued and outstanding. Consequently the number of shares outstanding would not change as a consequence of the 2000 Share Option plan. Management thus concluded that the outstanding employee options under this plan would never be dilutive to EPS.

In order to have access to shares for employee compensation purposes and as an economic hedge against the price risk in the market, Telekom Austria purchased an American call option from Merill Lynch, over fully issued and paid-up common stock, which permitted Telekom Austria to acquire the maximum number of shares approved

Larry Spirgel	3	October 3, 2006

for award under the plan. Telekom Austria could exercise its option to acquire up to 4,686,881 shares from Merrill Lynch at any time up to February 27, 2004, at an exercise price of EUR 9. These shares could then be used for awards under the above mentioned employee stock award plan.

Upon further consideration, Telekom Austria has concluded that the employee stock options outstanding under our Share Option 2000 Plan should have been considered in the calculation of Diluted EPS (as contemplated by paragraph 11 of SFAS No. 128).

For the periods 2000 to 2002, employee share options granted under the Share Option Plan 2000 were excluded from the calculation of Diluted EPS as the exercise price of such options exceeded the average market price of the Common Stock during each of these periods.

In 2003, 191.324 and in 2004, 101.793, of outstanding dilutive employee share options issued under the Share Option 2000 Plan were excluded from the calculation of Diluted EPS. Due to the small number of such options outstanding the inclusion of such options in the calculation would be immaterial and would not have had an effect on reported diluted EPS.

All outstanding options under the Share Option Plan 2000 were settled in February 2004.

The Company proposes to amend it’s earning per share disclosure in its 2006 financial statements to clarify the treatment and impact of the American Call Options. Future disclosure will state , that the American Call Options were not included as antidilutive into the calculation of EPS.

Revenue Recognition, Wireless, page F-15

Please explain to us your full consideration of the guidance in EITF Issue No. 00-21 when formulating your revenue recognition policy for multiple element arrangements. We refer you to example 1 in Exhibit 00-21B.

Larry Spirgel	4	October 3, 2006

Response:

The multiple element arrangements identified include the sale of a handset, activation fee and phone service contract. This transaction includes the sale of a mobile handset at a price significantly below acquisition cost (only if a binding contract for phone service is signed), the up-front charge of a non-refundable activation fee to connect the customer to the phone service, and subsequent monthly fees and airtime fees charged during the contract period. The handset and the monthly phone service contract clearly have separable value to the customer, while the activation fee does not.

In accordance with EITF 00-21 Issue 1, Telekom Austria recognizes two separate "units of accounting", the delivery of a handset and the phone service contract. The activation fee is not considered to be a separate unit of accounting, since it does not have a standalone value to the customer. The activation fee is therefore considered as an additional arrangement fee. This view is supported by the following facts:

  Both items – the handset and the phone service contract - have value to the customer on a standalone basis. There is evidence available because the items are sold separately at market prices by Telekom Austria and can be used by the customer on a stand alone basis.

  There is objective and reliable evidence of the fair value of all units of accounting (ie. the phone service and the handset). Service contracts are concluded or extended at similar conditions with contract customers on a standalone basis.

  The arrangements do not include a general right of return relative to the delivered item “(the handset)”. In the case of a customer cancellation of the service contract before expiry of the binding period, a substantial cancellation penalty is charged in addition to the initial price of the phone and the undelivered service fees for the remaining minimum binding period fall due instantly.

Under EITF 00-21 a deliverable that does not meet one or more of the criteria for separation would be combined with one or more other deliverables to qualify as a separate “unit of accounting”. In the multiple element contracts described above the delivery of a phone and the monthly phone service have a separable value to the customer, however, the activation does not have stand-alone value. Telekom Austria cannot sell activation without also subsequently providing the phone service.

In accordance with EITF 00-21, Issues 2,3,5,6 Telekom Austria has evaluated how the arrangement consideration should be allocated among the separate units of accounting based on the following criteria:

  Telekom Austria’s total arrangement consideration is fixed, because there are no customer refund rights. Early customer cancellation is discouraged by disadvantageous penalties and therefore does not occur except in rare cases.

Larry Spirgel	5	October 3, 2006

  Telekom Austria allocates the total arrangement fee according to the relative fair value method, because objective and reliable evidence of fair value for all units of accounting exists.

  The amount allocable to the delivered item (the handset) is limited to the amount that is not contingent upon the delivery of additional items. The cumulative fees charged by Telekom Austria for the sale of the handset and the activation are generally below the fair value of the phone, therefore the limitation stated in EITF 00-21 par 14 is taken into account.

  The revenue recognized by Telekom Austria never exceeds the amount of cash received from the customer, therefore no asset is recorded and EITF 00-21 par.
  15 does not apply in the event of customer cancellation.

Based on the above, the total arrangement consideration is allocated to the two units of accounting after taking into consideration relative fair value and contingent revenue considerations.

Note (5) Accounts Receivable – Trade, page F-22

Explain to us in greater detail how you applied the guidance of SFAS 140 to your sale of trade receivables to a QSPE vehicle. Identify the criteria met that preclude consolidation of the QSPE for US GAAP purposes. Also, explain to us in more detail why it was not practicable to fair value the servicing asset.

Response:

As of December 31, 2005 Telekom Austria had EUR 31,5 million off balance sheet financing resulting from the asset backed security program.

Assessing the sale criteria

Management applied the guidance in SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, in accounting for the sale of receivables to its QSPE vehicle.

Specifically, Telekom Austria believes that the transaction met the three sale criteria of paragraph 9 of SFAS 140 as follows:

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1.	The transferred assets have been isolated from the transferor, beyond the reach of the transferor and its creditors, even in the event of bankruptcy or receivership.

Telekom Austria’s securitization program permits it to sell trade receivables to Homer Receivable Purchasing Company Limited (“Homer”), an Irish registered limited liability company and QSPE.

Telekom Austria obtained a “true sale” opinion from a major Austrian and international law firm opining that, under Austrian law, absolute legal and beneficial title to the receivables will be validly and effectively transferred to Homer at the funding date. The opinion also stated that in the event of bankruptcy of Telekom Austria declared by an Austrian judge, neither the seller, the insolvency officials, nor any of the seller’s creditors would be able to contest successfully the legal validity and effectiveness of the sale. Management believes that this opinion supports the isolation requirements of paragraph 9(a).

2.	The transferee obtains the right, free of conditions that constrain it, to pledge or exchange the assets.

Homer has the right, free from any constraints from the transferor or the governing documents, to pledge and or exchange the receivables. Telekom Austria is not an equity holder in Homer, nor are representatives of Telekom Austria associated with Homer in any way.

3.	Telekom Austria does not maintain effective control over the transferred receivables, through either agreements or features which both entitle and obligate Telekom Austria to repurchase or redeem the transferred receivables before their maturity, or unilaterally cause the holder to return specific assets, other than through a clean-up call.

The governing documents do not grant Telekom Austria the right to repurchase or redeem assets before their maturity, except that section 4.8 of the Master Receivables Purchase agreement provides Telekom Austria with a clean-up call option which is exercisable once the purchased assets are equal to or less than 10% of the program limit, a level at which management believes the cost of servicing those assets or beneficial interests becomes burdensome in relation to the benefits of servicing. Telekom Austria has no other special rights that allow it, under the governing documents, to access the assets held by the QSPE.

Based on the assessment above, Telekom Austria believes that a true sale of the transferred assets has occurred, and that sale accounting treatment is appropriate.

Assessing the QSPE criteria to preclude consolidation

Management evaluated the four primary conditions required for Homer to be a qualifying special purpose entity under paragraph 35 of SFAS 140. Those conditions and

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management’s assessment of them is as follows:

1. The QSPE must be demonstrably distinct from the transferor:

Homer is a limited liability corporation whose shares are owned by a charitable trust under the terms of a trust deed with SPV Management Limited which is based in London. SPV Management (Dublin) Limited, a subsidiary of SPV Management Limited, provides directors, registered office accommodation, and company secretarial services to Homer. Telekom Austria or its affiliates have no unilateral dissolution rights in relation to Homer. Telekom Austria’s sole beneficial interest in the trust is limited to the deferred purchase price and discounts specified in the governing documents, which amount to approximately 37% of the value of the receivables transferred. Accordingly, we believe the 10% minimum test regarding the fair value of its beneficial interests is met as 63% of these interests are held by non-related parties.

2. A QSPE is restricted as to its permitted activities:

Homer’s permitted activities are significantly limited as described in its declaration of trust. Its activities are limited to the acquisition of customer accounts receivable and its investment powers are limited to depositing funds in its designated deposit account or investing funds received in Eligible Investments, which are defined in the declaration of trust as any unsubordinated security, investment or banks account where the proceeds receivable in accordance with the terms are no less than the principal invested. The declaration of trust further limits its permitted activities.

In addition, the permitted activities of the QSPE may only be altered with the consent of the Receivables Trustee, each Beneficiary and the Funding Agent (Citibank N.A. acting through its London branch) The consent of these entities is required to amend the Transaction Documents under the Declaration of Trust.

3. Limits on what a QSPE may hold:

The declaration of trust permits Homer only to hold accounts receivable formerly owned by Telekom Austria or mobilkom austria, and additional Trust Property. Apart from holding and exercising its rights on additional Trust property, it cannot hold equity instruments or derivatives.

4. Limits on a QSPE’s selling or disposal of non-cash financial assets:

Pursuant to the Eligible Investments' definition, a QSPE must exclusively invest in debt instruments repayable on demand or on or before the next Distribution Date. In addition, redemption proceeds of Eligible Investments in accordance with their terms must, upon maturity, be no less than the sum initially invested. If a Termination Event occurs, the Receivables Trustee is obliged to pay all monies in the Receivable Trustee’s account to the investor or invest such monies in Eligible Investments. Hence, there is no obligation to sell, exchange or distribute non-cash financial assets for the QSPE since any Eligible Investment is due at least at par on the next Distribution Date following such Termination

Larry Spirgel	8	October 3, 2006

Event.

Management believes that the legal agreements properly document all activities of the QSPE and meet the requirements of this guidance in order for non-consolidation to be appropriate.

Fair value of the servicing asset

Telekom Austria believes that the benefits of servicing the receivables on behalf of the QSPE are just adequate to compensate for the cost of its servicing responsibilities, and as such concluded that the value of the servicing asset was approximately zero. Accordingly, no servicing asset or liability was recorded, Telekom Austria will modify its prospective disclosure to reflect this in the future.

Refer to the first paragraph on page F-24 and tell us where you report in your statement of cash flows the cash flows from gross trade receivables sold to the QSPE and the cash flows from collections made on behalf of and paid to the QSPE. Please confirm that you will clarify your disclosure in future filings.

Response:

Cash flows reported in the cash flow statements

In accordance with SFAS 95.22a cash receipts from sales of goods or services, including receipts from collection or sale of accounts are required to be classified as cash inflows from operating activities.

Likewise, Telekom Austria reports the cash paid to the QSPE as an operating cash outflow because these cash flows relate to the sale of receivables from customers, are clearly not related to the Company’s investing or financing activities, and because the sale of the accounts receivable fulfills the criteria of a true sale and is not deemed to be a secured borrowing.

Being part of operating cash flow Telekom Austria reported the cash flows received from and paid to the QSPE like the cash flows generated by movements in accounts receivable on a net basis in the line item Accounts receivable – trade.

Suggested disclosure in future filings

In Note (6) the Company will include the following disclosure:

The Company reports the cash flows attributable to the sale of trade receivables to the

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QSPE, as well as cash receipts from collections made on behalf of and paid to the QSPE, on a net basis in operating cash flows in the line item Accounts receivable –trade.

Note (17) Leases, Cross border leases, page F-34

1.	Please give us a better understanding of the sale-leaseback agreements and how you accounted for them. For example, did you account for them as financing arrangements, did you recognize any gains, and do you maintain the assets on your balance sheet? Furthermore, please give us a better understanding of the swap agreements associated with the PUAs and how you accounted for them. Please refer to all pertinent accounting literature in your response.

Response:

The transaction

Between August, 1998 and November, 1999, Telekom Austria entered into a series of cross border sale and leaseback arrangements (the “CBLs”) of certain digital switching equipment (the “equipment”). Under these arrangements, Telekom Austria sold the equipment to various US entities, for the benefit of various US institutional investors, and contemporaneously leased the equipment back for terms between 13 and 16 years, a period considered to be in excess of 75% of the remaining useful economic life of the equipment. The CBLs also provided that at fixed dates (typically after between 10 and 13 years), Telekom Austria has an option to repurchase the equipment for a fixed purchase price.

In addition, in December 2001, Telekom Austria entered into a further CBL with another US investor in the form of lease-in lease-out transaction (“LILO”), the leaseback under which resulted in capital lease classification.

With the proceeds from these sales of the equipment, Telekom Austria funded deposits and other investments, the principal and accrued interest under which are sufficient to provide a cash flow stream to cover the periodic leaseback rentals as well as the fixed price purchase option.

The accounting

As the CBLs and the LILO involved the use of equipment that is essential to our operations, they were structured in such a way as to ensure that Telekom Austria had control over the equipment at all times throughout the leaseback term, and to allow us to

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repurchase the equipment at certain dates during the term of the lease through the exercise of a purchase option. Given this essential nature, the CBLs and the LILO were structured to cover a term in excess of 75% of the useful economic life of the equipment. In addition, the present value of the leaseback rentals equalled or exceeded 90% of the fair value of the equipment, and accordingly, Telekom Austria classified the leasebacks as capital leases in accordance with paragraphs 7(c) and 7(d) of FAS 13, Accounting for Leases.

As the equipment was primarily new, the carrying value approximated fair value, and the excess of cash proceeds received over fair value of the equipment was recorded as gain on the sale of tax benefits. Gains on these transactions amounted to approximately €7.3m, €44.4m and €14.5m in 1998, 1999 and 2001, respectively, and such gains are amortized to “Other Income” on a straight-line basis over the term of the leaseback.

The CBLs and the LILO contain certain indemnification obligations to the other parties thereto including principally against local Austrian tax liabilities, but did not provide any indemnification against the loss of any tax benefits the US investors may have generated in the US. As the realization of such indemnity obligations was considered to be remote, Telekom Austria did not limit recognition of the gains on the sale of the equipment in accordance with EITF 89-20, Accounting for Cross Border Tax Benefit Leases. In addition, Telekom Austria did not record any amounts related to the stand-ready component of these indemnification obligations in accordance with paragraph 20 of FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, as our CBLs and the LILO predated the effective date of FIN 45, and were not subsequently modified.

For the sale-leasebacks, Telekom Austria derecognized the equipment upon sale, and recognized both an asset for the right to operate the equipment and a liability for the related capital lease obligation at the present value of the future minimum lease rentals. For the LILO, Telekom Austria classified the lease-out to the investor as a direct financing lease in accordance with paragraph 18 of FAS 13, and recognized an investment in lease receivables, and because the fair value of the equipment did not differ materially from the carrying value thereof, Telekom Austria did not recognize any dealer profit on the LILO. Telekom Austria then recorded the leaseback of the equipment as a capital lease for the reasons described above (paragraph 7(c) and (d)), and as no right of set-off exists between the lease-in and lease-out, Telekom Austria presented both amounts gross on our balance sheet in accordance with FIN 39, Offsetting of Amounts Related to Certain Contracts an interpretation of APB Opinion No. 10 and FASB Statement No. 105.

Finally, in order to ensure the payment of the periodic lease rentals and the purchase option price (should we decide to exercise our option), Telekom Austria entered into payment undertaking agreements ("PUA") with independent third parties. Under these PUAs, the counterparties agreed to make leaseback payments to the lessors on our behalf in exchange for deposit of funds and other investments. In addition to the cash deposits, Telekom Austria purchased debt securities, deposited those securities with a custodian

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and pledged the securities to the lessor. In accordance with paragraph 16 of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB Statement 125, Telekom Austria did not derecognize the related lease obligations, as they were not considered extinguished under its criteria, and the PUAs do not provide for our release as primary obligor.

The reference to a swap in Telekom Austria’s footnote refers to an arrangement under which Telekom Austria made a deposit bearing a floating interest rate with a financial institution and instructed a counterparty to use the interest paid on the deposit to make the fixed rental payments under the lease arrangements. As these interest rate transactions do not require or permit net settlement and Telekom Austria is not liable to compensate the counterparty under these arrangements or otherwise for any losses incurred in making these payments, these transactions are not accounted for as derivative financial instruments under paragraph 6(c) of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Telekom Austria recognizes that such a transaction has no accounting effect, and will revise its wording in future filings to more clearly explain the arrangement.

Finally, the invested securities are accounted as held-to-maturity in accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities, and based on guidance in the FASB Implementation Guide to FAS 115, Question 16.

Telekom Austria will provide you with a letter confirming that in connection with responding to the Staff comments Telekom Austria acknowledges that:

  Telekom Austria is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  Telekom Austria may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel	12	October 3, 2006

Stefano Colombo, Chief Financial Officer and Hans Fruhmann, Chief Accounting Officer are available to discuss any of Telekom Austria's responses at your convenience. You should not hesitate to contact either of them at 011-43-590591-2000 or Patrick Kenadjian at 011-49-69-9757-0310 or George Hacket at 011-49-69-9757-0320.

Very truly yours,

/s/ Patrick Kenadjian

Patrick Kenadjian

cc:	Stefano Colombo
Hans Fruhmann